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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Wind River Systems, Inc. (Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share (Title of Class of Securities)
973149 10 7 (CUSIP Number of Class of Securities Underlying Common Stock)
Marla Ann Stark Vice President and General Counsel Wind River Systems, Inc. 500 Wind River Way Alameda, CA 94501 (510) 748-4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Craig W. Adas
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
(650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,157,578.00	$984.00

*	Calculated solely for determining the filing fee. This amount assumes that options to purchase 7,727,102 shares of Common Stock of Wind River Systems, Inc. having an aggregate value of $12,157,578.00 as of March 21, 2003, will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐    third party tender offer subject to Rule 14d-1.
  ☒    issuer tender offer subject to Rule 13e-4.
  ☐    going-private transaction subject to Rule 13e-3.
  ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO relates to an offer by Wind River Systems, Inc., a Delaware corporation ("Wind River" or the "Company"), to exchange (the "Exchange Offer") options to purchase an aggregate of 7,727,102 shares of the Company's common stock, whether vested or unvested, that have been granted under the following option plans:

  •
  Amended and Restated Wind River Systems, Inc. 1987 Equity Incentive Plan;

  •
  Integrated Systems, Inc. 1988 Stock Option Plan;

  •
  Integrated Systems, Inc. 1998 Equity Incentive Plan;

  •
  Wind River Systems, Inc. 1998 Equity Incentive Plan;

  •
  Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan;

  •
  Embedded Support Tools Corporation Amended and Restated 1999 Stock Option Plan; and

  •
  Nonstatutory Stock Option Agreement between Wind River and Marla Ann Stark;

that have exercise prices of at least $11.00 per share and that are held by eligible employees (the "Eligible Options"). These Eligible Options may be exchanged for new options (the "New Options") to purchase shares of the Company's common stock to be granted under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (in the case of employees who are not executive officers) and the Wind River Systems, Inc. 1998 Equity Incentive Plan (in the case of executive officers). In addition, if an eligible employee elects to participate in the Exchange Offer, all options granted to such eligible employee on or after September 21, 2002, regardless of the exercise price, must also be tendered in accordance with the terms of this Exchange Offer as a condition to participation. The New Options will be granted upon the terms and subject to the conditions set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options, dated March 21, 2003 (the "Offer to Exchange"); (2) the related emails from Wind River's President and Chief Executive Officer, Thomas St. Dennis, each dated March 21, 2003; (3) the Election Form; and (4) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents" and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively. "Eligible employees" are all persons who receive pay as regular employees of the Company or one of its subsidiaries in the United States, Austria, Canada, France, Germany, Japan and the United Kingdom or are on an authorized leave of absence from one of these entities as of March 21, 2003, who have not been notified of the termination of their employment or delivered an employment termination notice to Wind River and who remain employees through the expiration date of the Exchange Offer. Members of the Company's Board of Directors, including the President and Chief Executive Officer and the Chairman of the Board, are not eligible to participate in the Exchange Offer.

        The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

        The information set forth in the Offer to Exchange under "Frequently Asked Questions" is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  Name and Address.

        Wind River is the issuer of the securities subject to the Exchange Offer. The address of Wind River's principal executive offices is 500 Wind River Way, Alameda, CA 94501, and the telephone number at its principal executive offices is (510) 748-4100.

  (b)
  Securities.

        The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised Eligible Options tendered by eligible employees and accepted for exchange and cancellation. The information set forth in the Offer to Exchange under "Frequently Asked Questions," "Risks of Participating in the Offer," Section 1 ("The Offer"), Section 2 ("Eligible Employees"), Section 3 ("Eligible Options; New Options"), Section 7 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and Section 10 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

  (c)
  Trading Market and Price.

        The information set forth in the Offer to Exchange under Section 9 ("Price Range of Common Stock Underlying the Eligible Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

  (a)
  Name and Address.

        The filing person is the subject company. The information set forth under Item 2(a) above is incorporated herein by reference.

        Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

  (a)
  Material Terms.

        The information set forth in the Offer to Exchange under "Frequently Asked Questions," Section 1 ("The Offer"), Section 2 ("Eligible Employees"), Section 3 ("Eligible Options; New Options"), Section 4 ("Purpose of the Offer"), Section 5 ("Procedures for Tendering Eligible Options"), Section 6 ("Withdrawal Rights and Change of Election"), Section 7 ("Acceptance of Eligible Options for Exchange and Issuance of New Options"), Section 8 ("Conditions of the Offer"), Section 10 ("Source and Amount of Consideration; Terms of New Options"), Section 13 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material United States Federal Income Tax Consequences") and Section 17 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b)
  Purchases.

        The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  (a)
  Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") is incorporated herein by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1) through (d)(11) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

  (a)
  Purposes.

        The information set forth in the Offer to Exchange under "Frequently Asked Questions" and under Section 4 ("Purpose of the Offer") is incorporated herein by reference.

  (b)
  Use of Securities Acquired.

        The information set forth in the Offer to Exchange under Section 7 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and Section 13 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c)
  Plans.

        The information set forth in the Offer to Exchange under Section 4 ("Purpose of the Offer") and Section 11 ("Information Concerning Wind River") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

  (a)
  Source of Funds.

        The information set forth in the Offer to Exchange under Section 10 ("Source and Amount of Consideration; Terms of New Options") and Section 18 ("Fees and Expenses") is incorporated herein by reference.

  (b)
  Conditions.

        The information set forth in the Offer to Exchange under Section 8 ("Conditions of the Offer") is incorporated herein by reference.

  (d)
  Borrowed Funds.

        Not applicable.

Item 8. Interest in Securities of the Subject Company.

  (a)
  Securities Ownership.

        The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") is incorporated herein by reference.

  (b)
  Securities Transactions.

        The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

  (a)
  Solicitations or Recommendations.

        Not applicable.

Item 10. Financial Statements.

  (a)
  Financial Information.

        The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under Section 11 ("Information Concerning Wind River"), Section 19 ("Additional Information") and Section 21 ("Financial Statements") is incorporated herein by reference.

  (b)
  Pro Forma Information.

        Not applicable.

Item 11. Additional Information.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b)
  Other Material Information.

        Not applicable.

Item 12. Exhibits.

(a)(1)	(a)	Offer to Exchange Certain Outstanding Options for New Options, dated March 21, 2003.
	(b)	Emails from Wind River's President and Chief Executive Officer, Thomas St. Dennis, each dated March 21, 2003.
	(c)	Form of Election Form.
	(d)	Form of Withdrawal Form.
	(e)	Form of Promise to Grant Stock Option.
	(f)	Employee Presentation.
	(g)	Form of Stock Option Exchange Program Calculator.
	(h)	Form of Reminder Emails to be Sent to Wind River Employees During the Offer.
(a)(2)	Press Release.
(b)	Not applicable.
(d)	(1)
Amended and Restated Wind River Systems, Inc. 1987 Equity Incentive Plan (filed as Exhibit No. 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-06921), dated June 26, 1996, and incorporated herein by reference).
(2)
Integrated Systems, Inc. 1988 Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(3)
Integrated Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit 99.5 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).

(4)
Wind River Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit 99.6 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(5)
Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-92244), dated July 11, 2002, and incorporated herein by reference).
(6)
Embedded Support Tools Corporation Amended and Restated 1999 Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-34874), dated April 14, 2000, and incorporated herein by reference).
(7)
Nonstatutory Stock Option Agreement between Wind River Systems, Inc. and Marla Ann Stark (filed as Exhibit No. 10.28 to Wind River's Quarterly Report on Form 10-Q filed on December 14, 1999, and incorporated herein by reference).
(8)
Form of Stock Option Agreement under the Wind River Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit No. 10.23 to Wind River's Annual Report on Form 10-K filed on May 1, 2001, and incorporated herein by reference).
(9)
Form of Stock Option Agreement under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit No. 10.46 to Wind River's Quarterly Report on Form 10-Q filed on September 14, 2001, and incorporated herein by reference).
	(10)	Form of Stock Option Agreement for French Employees under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.
(11)
Provisions Applicable to Persons Subject to the Laws of France under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit No. 10.48 to Wind River's Quarterly Report on Form 10-Q filed on September 14, 2001, and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WIND RIVER SYSTEMS, INC.
/s/ THOMAS ST. DENNIS Thomas St. Dennis President and Chief Executive Officer (Principal Executive Officer)
Date: March 21, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options, dated March 21, 2003.
(a)(1)(b)	Emails from Wind River's President and Chief Executive Officer, Thomas St. Dennis, each dated March 21, 2003.
(a)(1)(c)	Form of Election Form.
(a)(1)(d)	Form of Withdrawal Form.
(a)(1)(e)	Form of Promise to Grant Stock Option.
(a)(1)(f)	Employee Presentation.
(a)(1)(g)	Form of Stock Option Exchange Program Calculator.
(a)(1)(h)	Form of Reminder Emails to be Sent to Wind River Employees During the Offer.
(a)(2)	Press Release.
(d)(1)	Amended and Restated Wind River Systems, Inc. 1987 Equity Incentive Plan (filed as Exhibit No. 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-06921), dated June 26, 1996, and incorporated herein by reference).
(d)(2)	Integrated Systems, Inc. 1988 Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(d)(3)	Integrated Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit 99.5 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(d)(4)	Wind River Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit 99.6 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(d)(5)	Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-92244), dated July 11, 2002, and incorporated herein by reference).
(d)(6)	Embedded Support Tools Corporation Amended and Restated 1999 Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-34874), dated April 14, 2000, and incorporated herein by reference).
(d)(7)	Nonstatutory Stock Option Agreement between Wind River Systems, Inc. and Marla Ann Stark (filed as Exhibit No. 10.28 to Wind River's Quarterly Report on Form 10-Q filed on December 14, 1999, and incorporated herein by reference).
(d)(8)	Form of Stock Option Agreement under the Wind River Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit No. 10.23 to Wind River's Annual Report on Form 10-K filed on May 1, 2001, and incorporated herein by reference).
(d)(9)	Form of Stock Option Agreement under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit No. 10.46 to Wind River's Quarterly Report on Form 10-Q filed on September 14, 2001, and incorporated herein by reference).
(d)(10)	Form of Stock Option Agreement for French Employees under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.
(d)(11)	Provisions Applicable to Persons Subject to the Laws of France under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit No. 10.48 to Wind River's Quarterly Report on Form 10-Q filed on September 14, 2001, and incorporated herein by reference).

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS